Filed by Lynk Global Holdings, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lynk Global Holdings, Inc.

Slam Corp.

Commission File No. 001-40094

Explanatory Note: The following is a press release distributed by Lynk Global, Inc. on or about November 7, 2024.

Press Release

Lynk Global Makes Key CEO and CFO Appointments in Partnership with Slam Corp.

Ramu Potarazu appointed Chief Executive Officer

Steven Fay appointed Chief Financial Officer

Dan Dooley, interim CEO, to resume role of Chief Commercial Officer

Appointments coincide with new capital investments on path to proposed public company listing

Falls Church, VA – November 7, 2024 – Lynk Global, Inc. (“Lynk” or “the Company”), a leading satellite direct-to-device provider, today announced the appointment of Ramu Potarazu as Chief Executive Officer (CEO) and Steven Fay as Chief Financial Officer (CFO), with both also being appointed to Lynk’s Board of Directors (the “Lynk Board”). Potarazu succeeds interim CEO Dan Dooley, who is resuming the position of Chief Commercial Officer.

These appointments received unanimous approval following a search led by the Lynk Board in partnership with the leadership of Slam Corp. (OTCQX: SLAMF) and coincides with new capital investments from Lynk’s key shareholders. Lynk previously announced plans to become a publicly listed company through a business combination agreement (the “Business Combination”) with Slam Corp. This leadership transition is intended to be a part of a strategic executive realignment to bolster the Company’s executive ranks with seasoned industry veterans as it prepares to enter the public markets.

Potarazu and Fay each bring decades of experience building satellite and technology companies, executing transformative strategic, commercial, and capital markets transactions, raising and deploying capital, and executing growth initiatives in both the public and private markets. The Lynk Board and Slam Corp. team view this experience to be mission critical to the Company as it looks to access and deploy capital to expand business operations.

During his career, Potarazu spent over 20 years in various capacities in both the satellite and new technology industries. Additionally, he also has 15 years of experience as Chief Executive Officer in venture-backed technology and content companies where he drove growth, institutionalized talent bases and led key strategic transactions including significant capital raises. He has served as director on the boards of several public companies, assuming various governance roles and leading M&A initiatives over the past decade.

“I believe Lynk’s patented technology has redefined the future of the satellite and telecommunications industries by developing proprietary satellite technologies, connectivity capabilities and seamless solutions that can connect everyone, everywhere,” said Potarazu. “From 2G, to 5G and to the next frontier, the goal is for Lynk to be at the forefront of satellite-to-device technology. We believe Lynk is well-positioned, with a solid foundation with 45 commercial contracts to provide coverage in approximately 50 countries as of today. I am excited to partner with Lynk’s talented team, dedicated Board, and global customers to lead the Company through this important growth phase. Together, we will seek to capitalize on the $1 trillion mobile wireless market and fulfill our mission to eliminate connectivity gaps for people around the world.”

Fay brings more than 20 years of experience building corporate financial functions and optimizing capital structures for strategic growth in both satellite and technology companies. He spent the past 10 years, serving as a founding executive member and deputy CFO of OneWeb, a global low earth orbit (LEO) satellite communications company, where he led all finance and early-stage business operations, as well as securing debt and equity financing from strategic investors. Prior to OneWeb, Fay was with Google (NASDAQ: GOOG) and SiriusXM (NASDAQ: SIRI).

“I am thrilled to join Lynk and further the Company’s efforts to deliver innovative and responsive communications solutions across the public and private sectors,” said Fay. “We see a clear path to organize our financial functions for execution, scale and, eventually, profitability. We are focused on accessing the requisite capital to achieve both near-term and long-term strategic initiatives. I am in lockstep with Ramu and the management team in our pursuits to strengthen our commercial efforts and further establish Lynk as a global leader for direct-to-device satellite communications.”

About Lynk

Lynk is a patented, proven, and commercially-licensed satellite-direct-to-standard-mobile-phone system. Today, Lynk allows commercial subscribers to send and receive text messages to and from space via standard unmodified, mobile devices. Lynk’s service has been tested and proven on all seven continents, has regulatory approvals in more than 30 countries and is currently being deployed commercially based on more than 40 MNO commercial service contracts covering approximately 50 countries. Lynk is currently providing cell broadcast (emergency) alerts, and two-way SMS messaging, and intends to launch voice and mobile broadband services in the future. For more information, visit www.lynk.world.

Transaction update

In February 2024, Lynk announced plans to become a publicly listed company through a business combination agreement with Slam Corp., a special purpose acquisition company established by baseball legend, investor and Chairman and Chief Executive Officer of A-Rod Corp., Alex Rodriguez.

Upon the closing of the Business Combination, the new combined company will be named Lynk Global Holdings, Inc. and is expected to be listed under the ticker symbol “LYNK”. There can be no guarantee that the parties will successfully or timely consummate the business combination. More information about the transaction can be found on Slam Corp.’s website.

Additional Information about the Transaction and Where to Find It

This press release relates to the business combination involving Lynk, Slam, Lynk Global Holdings, Inc., a Delaware corporation (“Topco”), Lynk Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Topco (“Merger Sub 1”) and Lynk Merger Sub 2, LLC, a Delaware limited liability and wholly owned subsidiary of Topco (“Merger Sub 2”) (the “Business Combination”). In connection with the Business Combination, Slam and Topco filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) on February 14, 2024, which includes a preliminary proxy statement/prospectus of Slam and a preliminary prospectus of Topco relating to the shares of common stock of Topco, par value $0.00001 per share, to be issued in connection with the Business Combination. This press release is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Slam or Topco have filed or will file with the SEC or send to its shareholders in connection with the Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SLAM’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY SLAM OR TOPCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Slam as of a record date to be established for voting on the Business Combination. Additionally, Slam and Topco will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by Slam or Topco may be obtained, when available, free of charge from Slam at http://www.slamcorp.com. Slam’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Slam Corp., 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.

No Offer or Solicitation

This press release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Business Combination will be implemented solely pursuant to the BCA, filed as an exhibit to the Current Report on Form 8-K filed by Slam with the SEC on February 5, 2024, as amended, from time to time, which contains the full terms and conditions of the Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation of Proxies

This press release may be deemed solicitation material in respect of the Business Combination. Slam, Lynk, Topco, Merger Sub 1, Merger Sub 2 and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Slam’s shareholders in connection with the Business Combination. Slam’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the Business Combination of Slam’s directors and officers in Slam’s filings with the SEC, including Slam’s initial public offering prospectus, which was filed with the SEC on February 24, 2021, Slam’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Slam’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this press release, and oral statements made from time to time by representatives of Slam, Topco and Lynk are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “potential,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the benefits of a new management team and statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the Business Combination and related transactions, including any anticipated financing, pricing and market opportunity, the satisfaction of closing conditions to the Business Combination and related transactions, the level of redemptions by Slam’s public shareholders and the timing of the completion of the Business Combination, including the anticipated closing date of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Slam’s, Topco’s and Lynk’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, among others, the following: (1) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; (2) satisfaction or waiver (if applicable) of the conditions to the Business Combination, including with respect to the approval of the shareholders of Slam; (3) the ability to obtain approval to list the combined company’s securities on an approved stock exchange; (4) the risk that the Business Combination disrupts current plans and operations of Slam or Lynk as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) uncertainty of the costs related to the Business Combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (8) the possibility that Slam and Lynk may be adversely affected by other economic, business, and/or competitive factors; (9) the outcome of any legal proceedings that may be instituted against Slam, Topco or Lynk or any of their respective directors or officers, following the announcement of the Business Combination; (10) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; (11) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict and the Israel-Hamas war; (12) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (13) risks related to the rollout of Lynk’s business strategy and the timing of expected business milestones; (14) the amount of redemption requests made by Slam’s public shareholders; (15) the ability of Slam to issue equity, if any, in connection with the Business Combination or to otherwise obtain financing in the future; (16) risks related to Lynk’s industry; (17) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; and (18) those factors discussed in Slam’s Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Slam, Topco or Lynk to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Slam’s or Lynk’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Slam nor Lynk presently know or that Slam and Lynk currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Slam’s, Topco’s and Lynk’s expectations, plans or forecasts of future events and views as of the date of this press release. Slam, Topco and Lynk anticipate that subsequent events and developments will cause Slam’s, Topco’s and Lynk’s assessments to change. However, while Slam, Topco and Lynk may elect to update these forward-looking statements at some point in the future, each of Slam, Topco and Lynk specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Slam’s, Topco’s and Lynk’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Lynk Contacts

For Media:

Tony DeTora
tdetora@lynk.world

For Investors:

Alex Jorgensen

Lynk@prosek.com

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